FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of February, 2006

Commission File Number : 1-15232

16, rue de la Ville l’Evêque,

75008 Paris-France

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PRESS RELEASE February 1, 2006 Press Department 16 rue de la Ville l’Evêque 75008 Paris FRANCE

STRONG REVENUE GROWTH IN 2005

Revenues:	EUR 41.5 billion
Organic growth:	+6.3%
Total growth:	+9.0%

At December 31, 2005, SUEZ revenues, prepared according to IFRS standards, recorded an organic growth rate of +6.3%.1 This performance confirms the Group’s dynamic growth, at the high end of objectives (average organic growth rate for 2004-2006 between 4% and 7%). Revenues for 2005 were EUR 41.5 billion (versus EUR 38.1 billion at December 31, 2004).2

Organic revenue growth, to which each of the Group’s business lines made a significant contribution, was generated by:

-	SUEZ Energy Europe (+EUR 528 million, +3.9%) thanks to increased wholesale electricity and natural gas sales (+EUR 335 million), and to the continuing expansion of Electrabel commercial activities in France (+40%), Germany (+23%), and Italy (+37%). Distrigas also contributed +EUR 272 million (+16.6%);

-	SUEZ Energy International (+EUR 786 million, +15.4%), benefiting from dynamic commercial activities. The volume of electricity sales in North America increased substantially (+EUR 600 million) thanks to the success of direct sales to industrial and commercial customers and to the startup of new power plants. Sales in Latin America and in Asia/Middle East grew respectively by EUR 117 million (+10.6%) and EUR 147 million (+13.5%);

-	SUEZ Energy Services (+EUR 581 million, +6.0% vs. +3.3% in 2004), particularly in France (+EUR 380 million), the Netherlands (+EUR 76 million), and Italy (+EUR 66 million);

-	SUEZ Environment (+EUR 532 million) recorded a +5.1% organic growth rate vs. +1.6% in 2004. This growth was driven by water in Europe (+EUR 162 million, +5.1%) and international activities (+EUR 169 million). Waste services in Europe (+EUR 83 million, +1.8%) recorded increases of 3% in France and 3.6% in the U.K., while activity in Germany grew during the 2nd half.

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Total revenues grew by 9.0%. The Group generated 89% of its revenues in Europe and North America, with 79% from the European continent alone.

The breakdown of total revenue growth (+EUR 3,431million) is as follows:

-	Organic growth (+EUR 2,428 million);

-	Natural gas price increases (+841 million);

-	Changes in Group structure (-EUR 95 million) which include -EUR 486 million from withdrawals from consolidation (mainly Aguas Andinas[3] -EUR 71 million and Sita Canada –EUR 68 million, as well as SES assets -EUR 159 million); and +EUR 392 million from companies consolidated for the first time, principally in Italy (ALP Energie Italia, +EUR 109 million) and in Spain (Agbar, +EUR 133 million).

-	Exchange rate fluctuations (+EUR 257 million), including +EUR 162 million for the Brazilian real and –EUR 4 million for the US dollar.

[1]	See page 5 for a breakdown of organic revenue growth on a comparable basis.
[2]	Revenue trend comparison based on pro forma IFRS revenue figures for 2004. The reconciliation to reported revenue figures at December 31, 2004 is shown on page 6.
[3]	Since October 1, 2004, Aguas Andinas has been consolidated at 60% by the proportional method.

REVENUE CONTRIBUTION BY BUSINESS ACTIVITY

(in EUR millions)	December 31, 2005 reported - IFRS	December 31, 2004 IFRS (1)	Gross change	Organic growth (2)
SUEZ Energy Europe(3)	14,193	12,896	10.1%	3.9%
SUEZ Energy International(3)	5,879	4,892	20.2%	15.4%
SUEZ Energy Services	10,329	9,733	6.1%	6.0%
SUEZ Environment	11,089	10,537	5.2%	5.1%
TOTAL GROUP	41,489	38,058	9.0%	6.3%

(1)	See page 6 for the reconciliation of 2004 reported revenues to the IFRS format.
(2)	See page 5 for a breakdown of growth on a comparable basis.
(3)	Total sales of electricity and natural gas (SUEZ Energy Europe and SUEZ Energy International) were EUR 20,072 million, for organic growth of +7.1%.

■	SUEZ ENERGY EUROPE

(in EUR millions)	December 31, 2005 reported	December 31, 2004 IFRS	Gross change	Organic growth
SUEZ Energy Europe	14,193	12,896	10.1%	3.9%

SUEZ Energy Europe grew by +10.1% at the end of December 2005. On a comparable basis, in particular excluding the impact of natural gas price increases (+EUR 594 million), revenues progressed by +EUR 528 million, i.e. an organic growth of +3.9%. This growth was particularly sustained in electricity (thanks mainly to increased wholesale sales and to higher prices resulting from increased fuel prices) and to improved Distrigas sales volumes.

-	Electricity

Electricity sales increased by +EUR 643 million, or +8.4% in organic terms. At December 31, 2005, electricity sales hit 145.3 TWh including 65.4 TWh in Belgium (down by 4.3 TWh), 47.1 TWh outside Belgium (up by 3.6 TWh) and 32.8 TWh from the European wholesale market (an increase of 7.4 TWh).

•	In Belgium, total revenues decreased –5.5%. The impact of the fully opened Flanders electricity market (and, to a lesser extent, the impact of partial deregulation in Brussels and Wallonia since July 1, 2004) was offset to a large extent by price increases resulting from higher fuel prices.

•	In the Netherlands, in an environment of generalized price increases, electricity sales in volume terms increased by +6.4%.

•	In the rest of Europe, sales in France, Germany and Italy respectively recorded organic increases of +40%, +23% and +37% under the combined impact of newly signed industrial contracts (Berlin, Ford, City Works, etc.), the March 2005 startup of the Torrevaldaliga (Italy) plant, and of prices rise.

•	Wholesale sales, achieved thanks to optimization at the European level of Electrabel production facilities and fuel portfolio contracts, amounted to EUR 1,428 million at December 31, 2005, as compared to EUR 992 million[4] at December 31, 2004 (32.8 TWh at December 31, 2005 versus 25.4 TWh for December 31, 2004).

[4]	Calculated according to IFRS.

-	Natural Gas

•	Organic growth in non intra Group sales by Distrigas increased +16.6% (+EUR 272 million), thanks to commercial dynamism in France, where 99 industrial sites are now supplied (versus 39 in 2004), and to increased LNG deliveries. Non-Group natural gas sales in Belgium and Luxembourg remained stable.

•	Non intra Group natural gas sales by Electrabel were down in organic terms (-15% or -EUR 308 million). This decline is attributed to a drop in wholesale sales, optimization operations linked to natural gas and to the continued effects of partial deregulation in Wallonia since July 1, 2004.

-	Other activities

Other activities, mainly the invoicing of services and steam and fuel sales, were down EUR 128 million (-6%) notably due to re-invoiced one-off costs incurred in 2004.

■	SUEZ ENERGY INTERNATIONAL

(in EUR millions)	December 31, 2005 reported	December 31, 2004 IFRS	Gross change	Organic growth
SUEZ Energy International	5,879	4,892	20.2%	15.4%

SUEZ Energy International advanced by +15.4% (or +EUR 786 million) on a comparable structural, exchange rate, and natural gas price basis.

Progress in organic growth was particularly noticeable in the United States (increase of marketing activity).

More specifically, this growth came from:

-	North America (+EUR 600 million), with mainly the commercial success of SERNA (SUEZ Energy Resources North America) through direct energy sales to industrial and commercial customers (+ EUR 482 million) and the impact of the Wise and Hot Spring power plant startups respectively in July 2004 and July 2005 (+EUR 45 million).

-	Asia/Middle East (+EUR 147 million), mainly due to a +EUR 83 million revenue increase in Turkey resulting from the February 2004 startup of the Baymina power plant (770 MW) whose activity in 2005 outpaced that of 2004. Increased natural gas sales in South Korea (+EUR 35 million) as well as electricity and steam sales in Thailand (+31m€) also contributed to this growth.

-	Latin America (+EUR 117 million), particularly in Brazil where sales increased by EUR 61 million largely due to the progressive replacement of initial contractual volumes by new bi-lateral contracts with distributors and industrial customers. Chile, Peru, and Argentina continue to enjoy favorable conditions, both in terms of volumes and prices.

■	SUEZ ENERGY SERVICES

(in EUR millions)	December 31, 2005 reported	December 31, 2004 IFRS	Gross change	Organic growth
SUEZ Energy Services	10,329	9,733	6.1%	6.0%

SUEZ Energy Services recorded organic growth of +EUR 581 million (+6.0% vs. +3.3% in 2004).

This growth was particularly sustained in the installation and maintenance areas in France (9.8%) and the Netherlands (+6.4%).

Growth at Ineo mainly related to the ORMMA (French Defense Ministry) contract and to satisfactory expansion in services to commercial customers.

Energy services activity in France (Elyo) recorded +6.7% organic growth as a result of commercial and related developments and, to a lesser extent, the impact of rate changes (renegotiations or impact of increased fuel prices) and harsher weather conditions. In Italy, the progression was +14.6%.

Conversely, project engineering activity dropped by -7.7% due to the completion of several turnkey projects, such as Sines in Portugal.

■	SUEZ ENVIRONMENT

(in EUR millions)	December 31, 2005 reported	December 31, 2004 IFRS	Gross change	Organic growth
SUEZ ENVIRONMENT	11,089	10,537	5.2%	5.1%
Water Europe	3,473	3,181	9.2%	5.1%
Waste Services Europe	4,611	4,546	1.4%	1.8%
Degrémont	942	823	14.5%	14.3%
International	2,063	1,987	3.8%	8.9%

SUEZ Environment generated EUR 11.1 billion in revenues in 2005 versus EUR 10.5 billion at December 31, 2004.

Organic growth recorded an increased growth and was +5.1% (vs. +1.6% in 2004), or +EUR 532 million.

-	Water Europe recorded +5.1% growth (+EUR 162 million), with signings of new sanitation and services contracts, mainly in France and by Agbar in Spain (+EUR 73 million, or +4.4%).

-	Waste Services Europe progressed in France (+EUR 66 million, or +3.0%) and in the U.K. (+EUR 25 million, i.e. +3.6%) thanks in particular to new incinerator startups and better economic conditions. In Germany, activity recorded sustained growth during the 2nd half thanks to the startup of new waste treatment and sorting units.

-	Degrémont benefited from progress in completion of new contracts in South America and Australia (Perth contract), which advanced organic growth by +EUR 118 million, or 14.3% at December 31, 2005.

-	International activities recorded positive organic growth (+EUR 169 million, or +8.9%) in both water and waste services, following the renegotiation of rates in Chile[5] (+29m€, +17.7%), sales rise at Lydec (+22m€, +5.4%), gains from new water contracts in China (+10.3%), sustained activity in wastes services in Brazil (+39m€, +23.4%) and increased rate and landfill volumes in Australia (+8.3%).

[5]	Since October 1, 2004, Aguas Andinas is consolidated at 60% under the proportional method.

REVENUE BREAKDOWN BY GEOGRAPHIC ZONE

Most Group revenues (89%) were generated in Europe and North America, with 79% from the European continent alone.

Revenue breakdown by geographic zone is as follows:

(in EUR millions)	December 31, 2005	% contribution	December 31, 2004	% contribution	Change 2005/2004
France	9,719.7	23.4%	8,576.6	22.5%	13.3%
Belgium	10,961.6	26.4%	11,754.7	30.9%	-6.7%
Subtotal, France-Belgium	20,681.3	49.8%	20,331.3	53.4%	1.7%
Other European Union	10,956.9	26.4%	8,892.6	23.4%	23.2%
Other European countries	975.1	2.4%	998.1	2.6%	-2.3%
Subtotal Europe	32,613.2	78.6%	30,222.0	79.4%	7.9%
North America	4,092.1	9.9%	3,500.9	9.2%	16.9%
Subtotal Europe and North America	36,705.3	88.5%	33,723.0	88.6%	8.8%
South America	2,120.3	5.1%	1,822.2	4.8%	16.4%
Asia, Middle East and Oceania	2,063.0	5.0%	1,906.7	5.0%	8.2%
Africa	600.2	1.4%	605.8	1.6%	-0.9%
TOTAL	41,488.9	100.0%	38,057.7	100.0%	9.0%

In 2004, wholesale sales were entirely attributed to the Belgian zone (EUR 1,154 million). In 2005, this activity totaled EUR 1,488 million and was spread as follows between the French, Belgian, and Other European Union zones respectively: EUR 297 million, EUR 525 million, and EUR 666 million. Excluding wholesale sales, revenue change in these zones was 9.9%, -1.6% and 15.7% respectively.

BREAKDOWN 0F ORGANIC GROWTH ON A COMPARABLE BASIS

Organic growth in revenues is analyzed on a comparable basis, with the reconciliation as follows:

(in EUR millions)	December 31, 2005 IFRS	December 31, 2004 IFRS	Organic growth
Revenues	41,489	38,058
Changes in Group structure(1)	(392)	(486)
Exchange rate fluctuations		257
Natural gas price variations		841
Comparable basis	41,097	38,670	6.3%

(1)	Accounting respectively for 2005 revenues from companies consolidated for the first time and 2004 revenues from withdrawals from consolidation.

DECEMBER 2004 REPORTED REVENUES RESTATED UNDER IFRS FORMAT

(in EUR millions)	December 31, 2004 reported	Netting of trading sales(a)	Collections for 3rd parties(b)	Rights of Use and concessions (c)	Other adjustments	December 31, 2004 IFRS
SUEZ Energy Europe	14,242	(1,371)		(5)	30	12,896
SUEZ Energy International	5,397	(370)		(11)	(124)	4,892
SUEZ Energy Services	9,694	(2)		31	9	9,733
SUEZ Environment	11,406	(18)	(1,001)	137	13	10,537
TOTAL GROUP	40,739	(1,761)	(1,001)	152	(72)	38,058

(a) Netting of trading sales: In financial statements prepared under French accounting standards, the contribution of activities of an operational nature tied to assets and to optimizing the production base or fuel contracts and energy sales portfolios is presented as a total amount in the “Revenues” and the “Purchases and changes in inventory” entries. Pursuant to IAS 18 “Income from ordinary activities,” results produced in connection with certain of these operations are reported as net amounts in Revenues when the sales contracts in question can be settled through offsetting purchases or when the sales contracts are part of swap strategies.

(b) Collections for 3rd parties: Proceeds received on behalf of third-parties in the Environment sector, presented under Revenues or under a separate entry for Operating expenses are, according to the same principle, now presented as a net amount.

These adjustments have no significant impact on Group margins, related sales volumes having also been adjusted.

(c) The Group decided to implement in advance interpretations related to rights of use (IFRIC 4) as well as those related to concessions. As a matter of fact the Group considers that those interpretations allow a better accounting treatment of concessions in the context of IAS/IFRS standards.

The positive impact on revenues (+152m€ in 2004) mainly relates to invoicing at cost price, extension works for municipalities which has consequently no impact on results.

SUEZ, an international industrial Group, designs sustainable and innovative solutions for the management of public utility services as a partner of public authorities, businesses and individuals. The Group aims to meet essential needs in electricity, natural gas, energy services, water and waste management. SUEZ is listed on the Brussels, Luxembourg, Paris, New York and Zurich stock exchanges and is represented in the major international indices: CAC 40, BEL 20, DJ STOXX 50, DJ EURO STOXX 50, Euronext 100, FTSE Eurotop 100, MSCI Europe and ASPI Eurozone. The Group employs 160,700 people worldwide and achieved revenues of €40.7 billion in 2004, 89% of which were generated in Europe and in North America.

Disclaimer

This press release contains certain forward-looking statements, particularly with respect to future events, trends, plans or objectives. These statements are based on management’s current views and assumptions and involve a number of risks and uncertainties that may lead to a significant difference between actual results and those suggested either explicitly or implicitly in these statements (or suggested by past results). Additional information about these risks and uncertainties appears in documents filed by SUEZ with the U.S. Securities and Exchange Commission and the Autorité des Marchés Financiers (French securities regulator). The present forward-looking statements are made as of the date of the present release, with no undertaking by SUEZ to update or revise them, whether in connection with new information, future events, or any other factor.

Press Contacts:			Analyst Contacts:
France:	Catherine Guillon:	+33(0)1 4006 6715	Arnaud Erbin:	+33(0)1 4006 6489
	Caroline Lambrinidis:	+33(0)1 4006 6654	Bertrand Haas:	+33(0)1 4006 6609
	Antoine Lenoir:	+33(0)1 4006 6650	Eléonore de Larboust:	+33(0)1 4006 1753
Belgium:	Guy Dellicour:	+32 2 370 34 05

This release is also available on the Internet: http://www.suez.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 1, 2006	Company Name SUEZ

	By:	/s/ Yves de GAULLE
Name: Yves de GAULLE
Title: General Secretary